Exhibit 99.1

Constellium to appoint Corinne Fornara as Interim Chief Financial Officer to replace Didier Fontaine

Amsterdam, August 31, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) announced today that, following Didier Fontaine’s decision to leave the Company to pursue another career opportunity, Corinne Fornara will be appointed Interim Chief Financial Officer, effective September 7, 2016.

Constellium has launched an executive search to find Mr. Fontaine’s successor.

“We are very grateful to Didier for his outstanding contributions to the transformation of Constellium as CFO,” stated Jean-Marc Germain, Constellium’s Chief Executive Officer. “He was instrumental in preparing Constellium to go public and in managing the Company’s successful IPO and listing on the NYSE and Euronext markets as well as in leading funding efforts to ensure Constellium’s capabilities to finance its development strategy. We wish him all the very best in his new position.”

“With her financial expertise and extensive experience in her current role at the Company, Corinne is well-positioned to lead the Finance function through this transition period as we undergo the executive search process for a permanent CFO,” Mr. Germain added.

Corinne Fornara has been Group Controller at Constellium since 2013. Prior to joining Constellium, she was Chief Financial Officer for Europe at NYSE Euronext.

About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015.